                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      ------------------------------------



                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)

                               (AMENDMENT NO. 4)
                      ------------------------------------


                              ANGELES PARTNERS IX
                                (Name of Issuer)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (CUSIP Number)

                      ------------------------------------


                                PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                      ------------------------------------


                                    COPY TO:

                              JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                      ------------------------------------



                                OCTOBER 1, 1998
            (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|
-------------------------------------------------------------------------------


                         (Continued on following pages)

                              (Page 1 of 21 Pages)

-------------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 2 of 21
-------------------------------------                                                     -----------------------------------
=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         BROAD RIVER PROPERTIES, L.L.C.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                (a)    [ ]
                                                                                                                (b)    [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                       [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                2,529
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  2,529
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,475
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                       [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         17.4%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         OO
=============================================================================================================================






-------------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 3 of 21
-------------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         AIMCO PROPERTIES, L.P.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                (a)    [ ]
                                                                                                                (b)    [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                       [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                3,475
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  3,475
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,475
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                      [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         17.4%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         PN
=============================================================================================================================







-------------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 4 of 21
-------------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                         AIMCO-GP, INC.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                (a)    [ ]
                                                                                                                (b)    [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                       [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                3,475
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  3,475
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,475
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                      [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         17.4%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
=============================================================================================================================







-------------------------------------                                                     -----------------------------------
CUSIP No.   NONE                                          13D/A                                    Page 5 of 21
-------------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

                                               APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                                           I.R.S. # 84-1259577

-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                                                                (a)    [ ]
                                                                                                                (b)    [X]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS
                                         NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
              OR 2(e)

                                                                                                                       [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         MARYLAND
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY         -------------------------------------------------------------------------------------------------
         OWNED BY                8.      SHARED VOTING POWER
           EACH
         REPORTING                                3,475
        PERSON WITH         -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  3,475
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         3,475
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                     [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         17.4%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON
                                         CO
=============================================================================================================================

                        AMENDMENT NO. 4 TO SCHEDULE 13D

             This Amendment No. 4, which relates to the units of limited partnership interest ("Units") in Angeles Partners IX, a California limited partnership (the "Partnership"), amends and supplements the Statement on
Schedule 13D (as amended through the date hereof, the "Statement") previously filed with the Commission by Insignia Financial Group, Inc. ("Insignia"). This Amendment No. 4 is being filed to report information regarding the changes in beneficial ownership of the Units that occurred as a result of the merger (the "AIMCO Merger") of Insignia, including its controlling interest in Insignia Properties Trust ("IPT") with and into Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with AIMCO being the surviving corporation, on October 1, 1998. Accordingly, this Amendment No. 4 relates to Units beneficially owned by Broad River Properties, L.L.C., a Delaware limited liability company ("Broad River"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO OP"), AIMCO-GP, Inc., a Delaware corporation ("AIMCO-GP"), and AIMCO (Broad River, AIMCO OP, AIMCO-GP and AIMCO are sometimes collectively referred to in this Statement as the "Reporting Persons").

             The following Items of the Statement are hereby supplemented and/or amended:

ITEM 2.  IDENTITY AND BACKGROUND.

             (a)-(c) Following the AIMCO Merger, AIMCO OP, AIMCO-GP and AIMCO became beneficial owners of the Units. The principal business address of each of the Reporting Persons is located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

             As of June 30, 1998, AIMCO owns an approximately 89% controlling interest in AIMCO OP through its wholly-owned subsidiaries, AIMCO-LP, Inc., a Delaware corporation ("AIMCO-LP"), and AIMCO-GP. AIMCO-LP is a limited partner of AIMCO OP (owning approximately 88% of the total equity interests) and AIMCO-GP is the sole general partner of AIMCO (owning approximately 1% of the total equity interests). The principal business of AIMCO OP is to own and operate multifamily residential properties. The principal business of AIMCO-GP is to act as the sole general partner of AIMCO OP. The directors and executive officers of AIMCO-GP, which is the general partner of AIMCO OP, may be deemed to control the management of AIMCO OP. AIMCO-GP's executive officers are the same as those of AIMCO and the two directors of AIMCO-GP, Terry Considine and Peter K. Kompaniez, are also directors of AIMCO. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of AIMCO-GP and AIMCO are set forth in Schedule I to this Statement.

             AIMCO was formed on January 10, 1994 and currently is one of the largest owners and managers of multifamily apartment properties in the United States, based on apartment unit data compiled by the National Multi Housing Council as of January 1, 1998. As of June 30, 1998, AIMCO, through its subsidiaries, owned or controlled 58,345 units in 210 apartment communities and had an equity interest in 74,318 units in 478 apartment communities. In addition, AIMCO managed 68,248 units in 357 apartment communities for third parties and affiliates, for an aggregate portfolio of owned and managed properties of 200,911 units in 1,045 apartment communities. The apartment communities are located in 42 states, the District of Columbia and Puerto Rico. AIMCO has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes. AIMCO conducts substantially all of its operations through AIMCO OP and its subsidiaries.

             On October 1, 1998, AIMCO acquired substantially all of Insignia's residential assets and ownership interests (including its controlling interest in IPT) pursuant to the AIMCO Merger. Insignia was a fully integrated real estate services organization specializing in the ownership and operation of securitized real estate assets, and was the largest manager of multifamily residential properties in the United States as of January 1, 1998. As of the consummation of the AIMCO Merger, Insignia provided, among other things, property and/or asset management services for over 3,800 properties, including approximately 272,000 residential units. Following the AIMCO Merger, AIMCO will operate more than 2,000 properties, including nearly 400,000 apartment units serving approximately one million residents.

             Upon consummation of the AIMCO Merger, Broad River became a wholly-owned subsidiary of AIMCO OP (as further described in Item 6 below), and AIMCO OP was appointed managing member, and therefore replaced the previous managers, of Broad River.

             (d)-(e) During the past five years none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF THE TRANSACTION.

             Effective October 1, 1998 in connection with the AIMCO Merger, AIMCO acquired a controlling interest in IPT, which in turn controls the general partner of the Partnership (the "General Partner"). Upon consummation of the AIMCO Merger, AIMCO appointed the directors and officers of AIMCO-GP (which is a wholly-owned subsidiary of AIMCO) as the directors and officers of the General Partner. In addition, AIMCO owns a majority of the company that manages the Partnership's properties. The Reporting Persons intend that the Partnership will continue its business and operations substantially as they are currently being conducted.

             On August 12, 1998, Cooper River Properties, L.L.C. ("Cooper River"), Insignia Properties, L.P. ("IPLP"), IPT and Insignia commenced a tender offer (the "Offer") for up to 5,000 Units at a purchase price of $330 per Unit, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase dated August 12, 1998 (the "Offer to Purchase"). As a result of the AIMCO Merger on October 1, 1998, AIMCO succeeded to Insignia's outstanding equity interests, including Insignia's interests in IPT and IPLP. Accordingly, Cooper River, IPLP, IPT and AIMCO have filed an amendment to the Tender Offer Statement on Schedule 14D-1 disclosing the substitution of AIMCO for Insignia as a bidder in the Offer. Cooper River, IPLP and IPT are affiliates of AIMCO. The summary description of the Offer is qualified in its entirety by reference to the Offer to Purchase, which is attached hereto as
Exhibit 7.6 and incorporated herein by reference.

             Following the completion of the Offer, AIMCO and/or persons related to or affiliated with it may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer, and may be for cash or other consideration. AIMCO presently is considering whether, following the consummation of the Offer, it will engage in one or more exchange offers or tender offers for Units. There is a substantial likelihood that, within a relatively short time after the consummation of the Offer, AIMCO or one of its affiliates will offer to acquire Units in exchange for preferred or common units of limited partnership interest in AIMCO OP. While such an exchange offer is probable, no definite plans exist as to when or whether to commence such an exchange offer, or as to the terms of any such exchange offer, and it is possible none will occur. AIMCO also expects that after consummation of the Offer it will consider and may pursue other means of acquiring additional Units, including through further cash tender offers, negotiated purchases or otherwise. AIMCO also may consider disposing of some or all of the Units acquired pursuant to the Offer, either directly or by a sale or other disposition of one or more interests in IPT or IPLP, depending among other things on the requirements from time to time of AIMCO, IPT and their affiliates in light of liquidity, strategic, tax and other considerations.

             The Reporting Persons do not have any present plans or proposals which relate to or would result in any material changes in the Partnership's structure or business such as a merger, reorganization or liquidation. The Reporting Persons have no present intention to cause the Partnership to sell any of its properties or to prepay current mortgages within any specified time period. A merger or other consolidation transaction and certain kinds of other extraordinary transactions may require a vote of the limited partners of the Partnership in accordance with the Partnership's Limited Partnership Agreement or applicable state laws. The Reporting Persons' primary objective in acquiring the Units is not to influence the vote on any particular transaction, but rather to acquire additional interests in the Partnership at prices deemed acceptable by the General Partner.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

             (a)-(b) Broad River directly owns 2,529 Units and AIMCO OP directly owns 946 Units (for an aggregate of 3,475 Units), representing 12.7% and 4.7%, respectively, or a total of 17.4% of the outstanding Units based on the 19,975 Units outstanding at October 1, 1998.

             As a result of Insignia being merged with and into AIMCO, with AIMCO being the surviving corporation, in the AIMCO Merger, AIMCO succeeded to Insignia as the beneficial owner of the Units. Immediately following the AIMCO Merger on October 1, 1998, IPLP and AIMCO OP entered into an Assignment and Assumption Agreement (the "Assignment Agreement"), pursuant to which IPLP transferred and assigned, among other things, its equity interest in Broad River and the Units directly owned by IPLP to AIMCO OP. Accordingly, AIMCO OP succeeded to IPLP as owner of the Units previously directly owned by IPLP and Broad River became a wholly-owned subsidiary of AIMCO OP. AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP and Broad River by reason of their relationship with AIMCO OP. AIMCO controls AIMCO OP through its two wholly-owned subsidiaries, AIMCO-GP, which is the sole general partner of AIMCO OP, and AIMCO-LP, which is a limited partner (owning approximately 88% of the total equity interests) of AIMCO OP.

             Accordingly, for purposes of this Statement: (i) Broad River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 2,529 Units directly owned by it; (ii) AIMCO OP is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 946 Units directly owned by it and the 2,529 Units directly owned by Broad River; and (iii) AIMCO-GP and AIMCO are reporting that they each share the power to vote or direct the vote and the power to dispose or direct the disposition of the aggregate of 3,475 Units directly owned by Broad River and AIMCO OP.

             (e) Following the AIMCO Merger and the subsequent assignment of the Units owned by IPLP and IPLP's equity interest in Broad River to AIMCO OP pursuant to the Assignment Agreement, on October 1, 1998, IPLP and IPT ceased to be beneficial owners of the Units.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             The information in Item 5 and the Assignment Agreement, which is attached hereto as Exhibit 7.1, is incorporated herein by reference.

             In addition to the AIMCO Merger, effective October 1, 1998, AIMCO and IPT entered into an agreement and plan of merger (the "IPT Merger Agreement"), which provides for, among other things, (a) the merger of IPT with and into AIMCO, with AIMCO being the surviving corporation, or (b) the merger of a subsidiary of AIMCO with and into IPT, with IPT being the surviving corporation (collectively, the "IPT Merger"). The IPT Merger Agreement provides that, upon consummation of the IPT Merger, shareholders of IPT (the "IPT Shareholders") will receive $13.25 per common share of beneficial ownership, $.01 par value per share (the "Shares"), of IPT in cash, or $13.28 per Share in shares of common stock of AIMCO, at AIMCO's option.

             The IPT Merger is subject to the approval of the IPT Shareholders, regulatory approvals, and the satisfaction or waiver of various other conditions. AIMCO has agreed to vote all Shares owned by it in favor of the IPT Merger Agreement and the transactions contemplated thereby, and granted certain members of the Board of Trustees of IPT (the "IPT Board") an irrevocable proxy (the "Irrevocable Limited Proxy") to vote all Shares held by AIMCO at all meetings of IPT Shareholders, and in every written consent in lieu of such meetings, in favor of approval of the IPT Merger and any matter that could reasonably be expected to facilitate the IPT Merger. Each grantee under the Irrevocable Limited Proxy explicitly agreed in writing to vote all Shares subject to the Irrevocable Limited Proxy in favor of the IPT Merger. The Irrevocable Limited Proxy will terminate upon the earlier of (a) January 1, 2002 and (b) the consummation of the IPT Merger.

             The board of directors of AIMCO and the IPT Board may agree in writing to terminate the IPT Merger Agreement without completing the IPT Merger. The IPT Merger Agreement may also be terminated in certain other circumstances.

             If the IPT Merger is not completed, AIMCO will continue to control the majority of outstanding Shares. However, certain transactions involving AIMCO and IPT that occur between the effective time of the IPT Merger and the termination of the IPT Merger Agreement between AIMCO and IPT, including the acquisition by AIMCO of assets of IPLP and interests in partnerships controlled by IPT (including the Partnership), will be unwound.

             The IPT Merger Agreement also provides that Andrew L. Farkas, James A. Aston, Warren M. Eckstein, Frank M. Garrison and Bryan L. Herrmann will continue to serve as trustees of IPT (collectively, the "Continuing Trustees") until the earlier of the closing of the IPT Merger or the termination of the IPT Merger Agreement. Pursuant to the IPT Merger Agreement and the Bylaws of IPT, a majority of the Continuing Trustees must approve, among other things, the following actions: (i) removal of a Continuing Trustee;
(ii) termination of IPT's independent auditors or the financial advisor or legal counsel for the IPT Merger; (iii) all alternative proposals to acquire IPT or its subsidiaries; (iv) amendment or waiver of any provision of (A) the IPT Merger Agreement, (B) the Fourth Amended and Restated Agreement of Limited Partnership of Insignia Properties, L.P., (C) the Declaration of Trust of IPT or (D) the Bylaws of IPT; (v) modification of the powers of the Continuing Trustees, and (vi) making of loans by IPT or its subsidiaries to AIMCO or its subsidiaries. The Continuing Trustees' special powers terminate on the earliest to occur of (i) the IPT Merger, (ii) January 1, 2002 or (iii) the sooner termination of the IPT Merger Agreement under certain circumstances.

             In connection with the execution of the IPT Merger Agreement, AIMCO and certain shareholders of IPT entered into an agreement, dated October 1, 1998 (the "Shareholder's Agreement"), whereby AIMCO agreed that, following a termination of the IPT Merger Agreement under certain circumstances, it will vote its IPT Shares as follows: for the first two annual meetings of IPT Shareholders following such a termination, in favor of designees of the Continuing Trustees so that such designees constitute a majority of the trustees of the IPT Board, and thereafter in favor of designees of the Continuing Trustees so that such designees constitute one less than a majority of the trustees of the IPT Board. The Shareholder's Agreement remains in effect as long as AIMCO and/or its affiliates own at least 10% of the outstanding IPT Shares, but terminates upon consummation of the IPT Merger.

             The information set forth above and in Item 2 is qualified in its entirety by reference to the IPT Merger Agreement, Irrevocable Limited Proxy, IPT Bylaws and Shareholder's Agreement, each of which is attached hereto as Exhibits 7.2, 7.3, 7.4 and 7.5 and incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 7.1 Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and AIMCO OP.

             Exhibit 7.2 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT.

             Exhibit 7.3 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison.

             Exhibit 7.4 Second Amended and Restated Bylaws of IPT, dated October 2, 1998.

             Exhibit 7.5 Shareholder's Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison.

             Exhibit 7.6       Offer to Purchase, dated August 12, 1998.

             Exhibit 7.7 Agreement of Joint Filing, dated October 26, 1998, among the Reporting Persons.

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 26, 1998

                                              BROAD RIVER PROPERTIES, L.L.C.

                                              By:   AIMCO Properties, L.P.,
                                                    its managing member

                                              By:   AIMCO-GP, Inc.,
                                                    its General Partner


                                              By:   /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its General Partner


                                              By:   /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              INSIGNIA PROPERTIES TRUST


                                              By:   /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              AIMCO PROPERTIES, L.P.

                                              By:   AIMCO-GP, Inc.,
                                                    its General Partner


                                              By:   /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President

                                              AIMCO-GP, INC.


                                              By:   /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President


                                              APARTMENT INVESTMENT AND
                                              MANAGEMENT COMPANY


                                              By:   /s/ PATRICK J. FOYE
                                                    ---------------------------
                                                    Patrick J. Foye
                                                    Executive Vice President

                                   SCHEDULE I

         INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                               AIMCO-GP AND AIMCO


         1. DIRECTORS AND EXECUTIVE OFFICERS OF AIMCO-GP AND AIMCO. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of AIMCO-GP and AIMCO. Unless otherwise indicated, each person identified below is employed by AIMCO-GP and AIMCO. The principal business address of each of AIMCO-GP and AIMCO and, unless otherwise indicated, each person identified below, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222. The two directors of AIMCO-GP are Terry Considine and Peter K. Kompaniez. All persons identified below are United States citizens.

NAME                       POSITION
----                       ---------
Terry Considine            Chairman of the Board of Directors and Chief Executive Officer
Peter K. Kompaniez         Vice Chairman, President and Director
Thomas W. Toomey           Executive Vice President - Finance and Administration
Joel F. Bonder             Executive Vice President and General Counsel and Secretary
Patrick J. Foye            Executive Vice President
Robert Ty Howard           Executive Vice President - Ancillary Services
Steven D. Ira              Executive Vice President and Co-Founder
David L. Williams          Executive Vice President - Property Operations
Harry G. Alcock            Senior Vice President - Acquisitions
Troy D. Butts              Senior Vice President and Chief Financial Officer
Martha Carlin              Senior Vice President - Ancillary Services
Joseph DeTuno              Senior Vice President - Property Redevelopment
Jack W. Marquardt          Senior Vice President - Accounting
Leeann Morein              Senior Vice President - Investor Services and Secretary
David O'Leary              Senior Vice President - Buyers Access
R. Scott Wesson            Senior Vice President - Chief Information Officer
Richard S. Ellwood         Director; Chairman, Audit Committee
J. Landis Martin           Director; Chairman, Compensation Committee
Thomas L. Rhodes           Director
John D. Smith              Director

         2. BIOGRAPHICAL INFORMATION. The following is a biographical summary of the experience of the current directors and executive officers of AIMCO-GP and AIMCO for the past five years or more. Directors of AIMCO are identified by an asterisk.

NAME                       PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS

Terry Considine*           Mr. Considine has been Chairman of the Board of
                           Directors and Chief Executive Officer of AIMCO since
                           July 1994. He is the sole owner of Considine
                           Investment Co. and prior to July 1994 was owner of approximately 75% of Property Asset Management,

NAME                       PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS



                           L.L.C., a Colorado limited liability company, and its related entities (collectively, "PAM"), one of AIMCO's predecessors. On October 1, 1996, Mr. Considine was appointed Co-Chairman and director of Asset Investors Corp. and Commercial Asset Investors, Inc., two other public real estate investment trusts, and appointed as a director of Financial Assets Management, LLC, a real estate investment trust manager. Mr. Considine has been involved as a principal in a variety of real estate activities, including the acquisition, renovation, development and disposition of properties. Mr. Considine has also controlled entities engaged in other businesses such as television broadcasting, gasoline distribution and environmental laboratories. Mr. Considine received a B.A. from Harvard College, a J.D. from Harvard Law School and is admitted as a member of the Massachusetts Bar. Mr. Considine has had substantial multifamily real estate experience. From 1975 through July 1994, partnerships or other entities in which Mr. Considine had controlling interests invested in approximately 35 multifamily apartment properties and commercial real estate properties. Six of these real estate assets (four of which were multifamily apartment properties and two of which were office properties) did not generate sufficient cash flow to service their related indebtedness and were foreclosed upon by their lenders, causing pre-tax losses of approximately $11.9 million to investors and losses of approximately $2.7 million to Mr. Considine.



Peter K. Kompaniez*        Mr. Kompaniez has been Vice Chairman, President and
                           a director of AIMCO since July 1994. Since September
                           1993, Mr. Kompaniez has owned 75% of PDI Realty
                           Enterprises, Inc., a Delaware corporation ("PDI"), one of AIMCO's predecessors, and serves as its President and Chief Executive Officer. From 1986 to
                           1993, he served as President and Chief Executive
                           Officer of Heron Financial Corporation ("HFC"), a
                           United States holding company for Heron
                           International, N.V.'s real estate and related assets. While at HFC, Mr. Kompaniez administered the acquisition, development and disposition of approximately 8,150 apartment units (including 6,217 units that have been acquired by the AIMCO) and 3.1 million square feet of commercial real estate. Prior to joining HFC, Mr. Kompaniez was a senior partner with the law firm of Loeb and Loeb where he had extensive real estate and REIT experience. Mr.
                           Kompaniez received a B.A. from Yale College and a J.D. from the University of California (Boalt Hall).
                           The downturn in the real estate markets in the late
                           1980s and early 1990s adversely affected the United
                           States real estate operations of Heron International
                           N.V. and its subsidiaries and affiliates (the "Heron
                           Group"). During this period from 1986 to 1993, Mr.
                           Kompaniez served as President and Chief Executive
                           Officer of Heron

NAME                       PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS

                           Financial Corporation ("HFC"), and as a director or officer of certain other Heron Group entities. In 1993, HFC, its parent Heron International, and certain other members of the Heron Group voluntarily entered into restructuring agreements with separate groups of their United States and international creditors. The restructuring agreement for the United States members of the Heron Group generally provided for the joint assumption of certain liabilities and the pledge of unencumbered assets in support of such liabilities for the benefit of their United States creditors. As a result of the restructuring, the operations and assets of the United States members of the Heron Group were generally separated from those of Heron International and its non-United States subsidiaries. At the conclusion of the restructuring, Mr. Kompaniez commenced the operations of PDI, which was engaged to act as asset and corporate manager of the continuing United States operations of HFC and the other United States Heron Group members for the benefit of the United States creditors. In connection with certain transactions effected at the time of the initial public offering of AIMCO Common Stock, Mr. Kompaniez was appointed Vice Chairman of AIMCO and substantially all of the property management assets of PDI were transferred or assigned to AIMCO.


Thomas W. Toomey           Mr. Toomey has served as Senior Vice President -
                           Finance and Administration of AIMCO since January
                           1996 and was promoted to Executive
                           Vice-President-Finance and Administration in March
                           1997. From 1990 until 1995, Mr. Toomey served in a similar capacity with Lincoln Property Company
                           ("LPC") as well as Vice President/Senior Controller and Director of Administrative Services of Lincoln
                           Property Services where he was responsible for LPC's computer systems, accounting, tax, treasury services and benefits administration. From 1984 to 1990, he was an audit manager with Arthur Andersen & Co.
                           where he served real estate and banking clients.
                           From 1981 to 1983, Mr. Toomey was on the audit staff of Kenneth Leventhal & Company. Mr. Toomey received a B.S. in Business Administration/Finance from Oregon State University and is a Certified Public
                           Accountant.

Joel F. Bonder             Mr. Bonder was appointed Executive Vice President
                           and General Counsel of AIMCO effective December 8,
                           1997. Prior to joining AIMCO, Mr. Bonder served as
                           Senior Vice President and General Counsel of NHP from April 1994 until December 1997. Mr. Bonder served as Vice President and Deputy General Counsel of NHP from June 1991 to March 1994 and as Associate
                           General Counsel of NHP from 1986 to 1991. From 1983 to 1985, Mr. Bonder was with the Washington, D.C.
                           law firm of Lane & Edson, P.C. From 1979 to 1983,
                           Mr. Bonder practiced with the Chicago law firm of Ross and Hardies. Mr. Bonder

NAME                       PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS

                           received an A.B. from the University of Rochester and a J.D. from Washington University School of Law.


Patrick J. Foye            Mr. Foye has served as Executive Vice President of
                           AIMCO since May 1998. Prior to joining AIMCO, Mr.
                           Foye was a partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP from 1989 to 1998 and was
                           Managing Partner of the firm's Brussels, Budapest and Moscow offices from 1992 through 1994. Mr. Foye is also Deputy Chairman of the Long Island Power
                           Authority and serves as a member of the New York
                           State Privatization Council. He received a B.A. from
                           Fordham College and a J.D. from Fordham University
                           Law School.


Robert Ty Howard           Mr. Howard was appointed Executive Vice President -
                           Ancillary Services in February 1998. Prior to joining AIMCO, Mr. Howard served as an officer and/or director of four affiliated companies, Hecco
                           Ventures, Craig Corporation, Reading Company and
                           Decurion Corporation. Mr. Howard was responsible for financing, mergers and acquisitions activities, investments in commercial real estate, both nationally and internationally, cinema development and interest rate risk management. From 1983 to 1988, he was employed by Spieker Properties. Mr.
                           Howard received a B.A. from Amherst College, a J.D.
                           from Harvard Law School and an M.B.A. from Stanford
                           University Graduate School of Business.


Steven D. Ira              Mr. Ira is a Co-Founder of AIMCO and has served as
                           Executive Vice President of AIMCO since July 1994.
                           From 1987 until July 1994, he served as President of PAM. Prior to merging his firm with PAM in 1987, Mr.
                           Ira acquired extensive experience in property management. Between 1977 and 1981 he supervised the property management of over 3,000 apartment and mobile home units in Colorado, Michigan, Pennsylvania and Florida, and in 1981 he joined with others to form the property management firm of McDermott, Stein and Ira. Mr. Ira served for several years on the National Apartment Manager
                           Accreditation Board and is a former president of both the National Apartment Association and the Colorado Apartment Association. Mr. Ira is the sixth individual elected to the Hall of Fame of the National Apartment Association in its 54-year history. He holds a Certified Apartment Property
                           Supervisor (CAPS) and a Certified Apartment Manager designation from the National Apartment Association, a Certified Property Manager (CPM) designation from the National Institute of Real Estate Management
                           (IREM) and he is a member of the Board of Directors of the National Multi-Housing Council, the National
                           Apartment Association and the Apartment Association of Metro Denver. Mr. Ira received a B.S. from
                           Metropolitan State College in 1975.

NAME                       PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS

David L. Williams          Mr. Williams has been Executive Vice President -
                           Operations of AIMCO since January 1997. Prior to joining AIMCO, Mr. Williams was Senior Vice
                           President of Operations at Evans Withycombe
                           Residential, Inc. from January 1996 to January 1997.
                           Previously, he was Executive Vice President at
                           Equity Residential Properties Trust from October
                           1989 to December 1995. He has served on National
                           Multi-Housing Council Boards and NAREIT committees.
                           Mr. Williams also served as Senior Vice President of
                           Operations and Acquisitions of US Shelter
                           Corporation from 1983 to 1989. Mr. Williams has been involved in the property management, development and acquisition of real estate properties since 1973.
                           Mr. Williams received his B.A. in education and administration from the University of Washington in 1967.

Harry G. Alcock            Mr. Alcock has served as Vice President since July
                           1996, and was promoted to Senior Vice President -
                           Acquisitions in October 1997, with responsibility for acquisition and financing activities since July
                           1994. From June 1992 until July 1994, Mr. Alcock served as Senior Financial Analyst for PDI and HFC.
                           From 1988 to 1992, Mr. Alcock worked for Larwin
                           Development Corp., a Los Angeles based real estate developer, with responsibility for raising debt and joint venture equity to fund land acquisitions and development. From 1987 to 1988, Mr. Alcock worked for Ford Aerospace Corp. He received his B.S. from
                           San Jose State University.

Troy D. Butts              Mr. Butts has served as Senior Vice President and
                           Chief Financial Officer of AIMCO since November
                           1997. Prior to joining AIMCO, Mr. Butts served as a Senior Manager in the audit practice of the Real
                           Estate Services Group for Arthur Andersen LLP in
                           Dallas, Texas. Mr. Butts was employed by Arthur
                           Andersen LLP for ten years and his clients were primarily publicly-held real estate companies, including office and multi-family real estate investment trusts. Mr. Butts holds a Bachelor of Business Administration degree in Accounting from Angelo State University and is a Certified Public
                           Accountant.

Martha Carlin              Ms. Carlin has served as Vice President since
                           September 1996 and was promoted to Senior Vice
                           President - Ancillary Services in December 1997.
                           From December 1995 until September 1996, Ms. Carlin served as Chief Financial Officer for Wentwood
                           Investment Partners. Ms. Carlin was employed by
                           Arthur Andersen LLP for six years, with a primary focus in real estate. Ms. Carlin was also employed by MCI Communications and Lincoln Property Company.
                           Ms. Carlin received a B.S. from the University of Kentucky and is a certified public accountant.

NAME                       PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS

Joseph DeTuno              Mr. DeTuno has been Senior Vice President - Property
                           Redevelopment of AIMCO since September 1997. Mr.
                           DeTuno was president and founder of JD Associates, his own full service real estate consulting, advisory and project management company which he founded in 1990. JD Associates provided development management, financial analysis, business plan preparation and implementation services. Previously,
                           Mr. DeTuno served as President/Partner of Gulfstream
                           Commercial Properties, President and Co-managing
                           Partner of Criswell Development Company, Vice
                           President of Crow Hotel and Company and Project
                           Director with Perkins & Will Architects and
                           Planners. Mr. DeTuno received his B.A. in architecture and is a registered architect in Illinois and Texas.

Jack W. Marquardt          Mr. Marquardt has been Senior Vice President -
                           Accounting of AIMCO since September 1997. Mr.
                           Marquardt brings over 17 years of real estate accounting experience to AIMCO. From October 1992 through August 1997, Mr. Marquardt served as Vice
                           President/Corporate Controller and Manager of Data
                           Processing for Transwestern Property Company, where he was responsible for corporate accounting, tax, treasury services and computer systems. From August
                           1986 through September 1992, Mr. Marquardt worked in the real estate accounting area of Aetna Realty
                           Investors, Inc. serving as Regional Controller from
                           April 1990 through September 1992. Mr. Marquardt received a B.S. in Business Administration/Finance from Ohio State University.

Leeann Morein              Ms. Morein has served as Senior Vice President -
                           Investor Services since November 1997. Ms. Morein has served as Secretary of AIMCO since July 1994.
                           From July 1994 until October 1997 Ms. Morein also served as Chief Financial Officer. From September
                           1990 to March 1994, Ms. Morein served as Chief
                           Financial Officer of the real estate subsidiaries of California Federal Bank, including the general partner of CF Income Partners, L.P., a publicly-traded master limited partnership. Ms.
                           Morein joined California Federal in September 1988 as Director of Real Estate Syndications Accounting and became Vice President-Financial Administration in January 1990. From 1983 to 1988, Ms. Morein was
                           Controller of Storage Equities, Inc., a real estate investment trust, and from 1981 to 1983, she was Director of Corporate Accounting for Angeles
                           Corporation, a real estate syndication firm. Ms.
                           Morein worked on the audit staff of Price Waterhouse from 1979 to 1981. Ms. Morein received a B.A. from Pomona College and is a Certified Public Accountant.

David O'Leary              Mr. O'Leary has been President of Property Services
                           Group, Inc., an AIMCO subsidiary since December
                           1997. Property Services Group, Inc. administers the
                           Buyers Access program.

NAME                       PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS

                           From 1993 until 1997, Mr. O'Leary served as Regional Vice President and Senior Vice President for Property Services Group, Inc., with responsibility for program marketing and sales. From 1981 to 1993 Mr. O'Leary served as Vice President and Executive Vice President for Commonwealth Pacific Inc., a privately held real estate investment and management firm based in Seattle, Washington. During his tenure with Commonwealth Pacific, Inc., Mr. O'Leary was responsible for acquisitions, dispositions, development, and asset management from offices located in Houston and Dallas, Texas, Atlanta, Georgia and Seattle, Washington. Mr. O'Leary also served as Vice President for Johnstown American Companies, directing acquisition activities for the Northeast United States. Mr. O'Leary received his B.A. Degree from the University of Utah in 1979.

R. Scott Wesson            Mr. Wesson has served as Senior Vice President -
                           Chief Information Officer of AIMCO since July 1997.
                           From 1994 until 1997, Mr. Wesson served as Vice
                           President of Information Services at Lincoln
                           Property Company, where he was responsible for information systems infrastructure, technology planning and business process re-engineering. From
                           1992 to 1994, Mr. Wesson served in the role of Director of Network Services for Lincoln Property
                           Company, where he was responsible for the design and deployment of the company's Wide Area Network and Local Area Networks, comprising over 2,500 workstations in over 40 locations nationwide. From
                           1988 to 1992, he was a systems consultant with Automatic Data Processing involved in design, planning and deployment of financial and human resources systems for several major, multinational organizations. From 1984 to 1987, he was a Senior
                           Analyst with Federated Department Stores, Inc.
                           involved in planning and distribution. Mr. Wesson received his B.S. from the University of Texas in 1984.

Richard S. Ellwood*        Mr. Ellwood was appointed a Director of AIMCO in
  12 Auldwood Lane         July 1994 and is currently Chairman of the Audit
  Rumson, NJ  07760        Committee. Mr. Ellwood is the founder and President
                           of R.S. Ellwood & Co., Incorporated, a real estate investment banking firm. Prior to forming R.S.
                           Ellwood & Co., Incorporated in 1987, Mr. Ellwoodhad
                           31 years experience on Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to
                           1987; Managing Director at Warburg Paribas Becker from 1978 to 1984; general partner and then Senior
                           Vice President and a director at White, Weld & Co.
                           from 1968 to 1978; and in various capacities at J.P.
                           Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of FelCor Suite
                           Hotels, Inc. and Florida East Coast Industries, Inc.

NAME                       PRINCIPAL OCCUPATION FOR THE LAST FIVE YEARS


J. Landis Martin*          Mr. Martin was appointed a Director of AIMCO in July
  1999 Broadway            1994 and became Chairman of the Compensation
  Suite 4300               Committee in March 1998. Mr. Martin has served as
  Denver, CO  80202        President and Chief Executive Officer and a Director
                           of NL Industries, Inc., a manufacturer of titanium dioxide, since 1987. Mr. Martin has served as Chairman of Tremont Corporation, a holding company operating through its affiliates Titanium Metals
                           Corporation ("TIMET") and NL Industries, Inc., since
                           1990 and as Chief Executive Officer and a director of Tremont since 1998. Mr. Martin has served as Chairman of Timet, an integrated producer of titaniu m, since 1987 and Chief Executive Officer since
                           January 1995. From 1990 until its acquisition by Dresser Industries, Inc. ("Dresser") in 1994, Mr.
                           Martin served as Chairman of the Board and Chief
                           Executive Officer of Baroid Corporation, an oilfield services company. In addition to Tremont, NL and TIMET, Mr. Martin is a director of Dresser, which is engaged in the petroleum services, hydrocarbon and engineering industries.


Thomas L. Rhodes*          Mr. Rhodes was appointed a Director of AIMCO in July
  215 Lexington Avenue     1994. Mr. Rhodes has served as the President and a
  4th Floor                Director of National Review magazine since November
  New York, NY 10016       30, 1992, where he has also served as a Director
                           since 1998. From 1976 to 1992, he held various positions at Goldman, Sachs & Co. and was elected a General Partner in 1986 and served as a General
                           Partner from 1987 until November 27, 1992. He is currently Co-Chairman of the Board, Co-Chief
                           Executive Officer and a Director of Commercial
                           Assets Inc. and Asset Investors Corporation. He also serves as a Director of Delphi Financial Group, Inc.
                           and its subsidiaries, Delphi International Ltd., Oracle Reinsurance Company, and the Lynde and Harry
                           Bradley Foundation. Mr. Rhodes is Chairman of the
                           Empire Foundation for Policy Research, a Founder and
                           Trustee of Change NY, a Trustee of The Heritage
                           Foundation, and a Trustee of the Manhattan
                           Institute.


John D. Smith*             Mr. Smith was appointed a Director of AIMCO in
  3400 Peachtree Road      November 1994. Mr. Smith is Principal and President
  Suite 831                of John D. Smith Developments. Mr. Smith has been a
  Atlanta, GA  30326       shopping center developer, owner and consultant for
                           over 8.6 million square feet of shopping center projects including Lenox Square in Atlanta, Georgia.
                           Mr. Smith is a Trustee and former President of the International Council of Shopping Centers and was selected to be a member of the American Society of Real Estate Counselors. Mr. Smith served as a
                           Director for Pan-American Properties, Inc. (National
                           Coal Board of Great Britain) formerly known as Continental Illinois Properties. He also serves as a director of American Fidelity Assurance Companies and is retained as an advisor by Shop System Study
                           Society, Tokyo, Japan.

                                 EXHIBIT INDEX




    EXHIBIT NO.                           DESCRIPTION


        7.1 Assignment and Assumption Agreement, dated as of October 1, 1998, between IPLP and AIMCO OP (incorporated by reference to Exhibit (c)(1) to Amendment No. 5 to the Tender Offer Statement on
                           Schedule 14D-1 filed by Cooper River, IPLP, IPT and AIMCO on October 19, 1998 with respect to the Partnership).

        7.2 Agreement and Plan of Merger, dated as of October 1, 1998, by and between AIMCO and IPT (incorporated by reference to Exhibit 2.1 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

        7.3 Irrevocable Limited Proxy, dated October 1, 1998, granted by AIMCO to Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to Exhibit 99.1 of IPT's Current Report on Form 8-K, File No. 1- 14179, dated October 1, 1998).

        7.4 Second Amended and Restated Bylaws of IPT, dated October 2, 1998 (incorporated by reference to
                           Exhibit 3.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

        7.5 Shareholders' Agreement, dated October 1, 1998, among AIMCO, Andrew L. Farkas, James A. Aston and Frank M. Garrison (incorporated by reference to
                           Exhibit 99.2 of IPT's Current Report on Form 8-K, File No. 1-14179, dated October 1, 1998).

        7.6 Offer to Purchase, dated August 12, 1998 (incorporated by reference to Exhibit (a)(1) of the Tender Offer Statement on Schedule 14D-1 filed by Cooper River, IPLP, IPT and Insignia on August 12, 1998 with respect to the Partnership).

        7.7 Agreement of Joint Filing, dated October 26, 1998, among the Reporting Persons.



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